ATLAS ENERGY RESOURCES, LLC

October 8, 2008

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Mail Stop 7010
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Atlas Energy Resources, LLC Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 6, 2008 Form 10-Q for Fiscal Quarter Ended March 31, 2008 Filed May 5, 2008 File No. 001-33193

Dear Mr. Schwall:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s response to the request that representation be given to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Registrant will include additional disclosures in the Summary of Significant Accounting Policies—Principles of Consolidation,—Oil and Gas Properties, and —Impairment of Long-Lived Assets beginning with its Form 10Q as of September 30, 2008 and in all future filings. The following disclosures are reproduced in their entirety and include the additional language requested as set forth below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. In accordance with established practice in the oil and gas industry, the Company includes in its consolidated financial statements its pro-rata share of assets, liabilities, income and lease operating and general and administrative costs and expenses of the energy partnerships in which it has an interest. The Company’s financial statements do not include proportional consolidation of the depletion or impairment expenses of the partnerships it invests in, but rather calculates these items to its own economics as further explained below. All material intercompany transactions have been eliminated.

Mr. H. Roger Schwall

Oil and Gas Properties

The Company follows the successful efforts method of accounting for oil and gas producing activities. Acquisition costs of leases and development activities are capitalized. Exploratory drilling costs are capitalized pending determination of whether a well is successful. Exploratory wells subsequently determined to be dry holes are charged to expense. Costs resulting in exploratory discoveries and all development costs, whether successful or not, are capitalized. Geological and geophysical costs and delay rentals are expensed. Oil is converted to gas equivalent basis (“Mcfe”) at the rate one barrel equals 6 Mcf.

Depletion depreciation and amortization expense is determined on a field-by-field basis using the units-of-production method, with depletion, depreciation and amortization rates for leasehold acquisition costs based on estimated proved reserves and depletion, depreciation and amortization rates for well and related equipment costs based on proved developed reserves associated with each field.   Depletion rates are determined based on reserve quantity estimates and the capitalized costs of undeveloped and developed producing properties. Capitalized costs of developed producing properties in each field are aggregated to include the Company’s costs of property interests in uncontrolled but proportionately consolidated from investment partnerships, wells drilled solely by the Company, properties purchased and working interests with other outside operators.

Upon the sale or retirement of a complete field of a proved property, the cost is eliminated from the property accounts, and the resultant gain or loss is reclassified to income. Upon the sale of an individual well, the proceeds are credited to accumulated depreciation and depletion. Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment individually, a gain or loss is recognized in the statements of income. If a partial interest in an unproved property is sold, any funds received are accounted for as a reduction of the cost in the interest retained.

Impairment of Long-Lived Assets

The Company’s long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Long-lived assets are reviewed for potential impairments at the lowest levels for which there are identifiable cash flows that are largely independent of other groups of assets.

The review of the Company’s oil and gas properties is done on a field-by-field basis by determining if the historical cost of proved properties less the applicable accumulated depletion, depreciation and amortization and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on the Company’s plans to continue to produce and develop proved reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. The Company estimates prices based upon current contracts in place at December 31, 2007 adjusted for basis differentials and market related information including published futures prices. The estimated future level of production is based on assumptions surrounding future levels of prices and costs, field decline rates, market demand and supply, and the economic and regulatory climates. If the carrying value exceeds such cash flows, an impairment loss is recognized for the difference between the estimated fair market value, (as determined by discounted future cash flows) and the carrying value of the assets.

Mr. H. Roger Schwall

The determination of oil and natural gas reserve estimates is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results.  In particular, the Company’s reserve estimates for its investment in its limited partnerships are based on its own assumptions rather than its proportionate share of the limited partnership’s reserves. These assumptions include the Company’s actual capital contributions, an additional carried interest (generally 7% to 10%), a disproportionate share of salvage value upon plugging of the wells and lower operating and administrative costs. The Company’s lower operating and administrative costs result from the limited partners paying to the Company their proportionate share of these expenses plus a profit margin. These assumptions could result in the Company’s calculation of depletion and impairment being different than its proportionate share of the limited partnership calculations for these items. In addition, reserve estimates for wells with limited or no production history are less reliable than those based on actual production.   Estimated reserves are often subject to future revisions, which could be substantial, based on the availability of additional information which could cause the assumptions to be modified. The Company cannot predict what reserve revisions may be required in future periods.

The Company’s method of calculating its reserves may result in reserve quantities and values which are greater than those which would be calculated by the investment partnerships which the Company sponsors and owns an interest in but does not control. The Company’s reserve quantities include reserves in excess of its proportionate share of reserves in a partnership which the Company may be unable to recover due to the partnership legal structure. The Company may have to pay additional consideration in the future as a well or investment partnership becomes uneconomic under the terms of the partnership agreement in order for the Company to recover these excess reserves and to acquire any additional residual interests in the wells held by other partnership investors. The acquisition of any well interest from the partnership by the Company is governed under the partnership agreement and must be at fair market value supported by an appraisal of an independent expert selected by the Company.

Mr. H. Roger Schwall

Unproved properties are reviewed annually for impairment or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment charges are recorded if conditions indicate the Company will not explore the acreage prior to expiration of the applicable leases or if it is determined that the carrying value of the properties is above their fair value.

If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief Accounting Officer, at (330) 896-8510 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas Energy Resources, LLC

/s/ Nancy J. McGurk

Nancy J. McGurk
SVP and Chief Accounting Officer